pE
3-31-02

02024682

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2002
British Energy PLC
(Exact name of Registrant as specified in its Charter)
3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F............X.................. Form 40-F..........X..................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.. No..................X.................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Ref no:/1-14990/ 03/2002/8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: pp J M Macdonald

Date: 08 April 2002

Name: Robert Armour

Title: Company Secretary

RNS Number:0411T
British Energy PLC
15 March 2002

BRITISH ENERGY

North American Investor Conference & PreClose Presentation

21/22 MARCH 2002

British Energy is hosting a visit for fund managers and sell side analysts at Bruce Power, its 82.4% owned subsidiary, based at the Bruce Nuclear Site in Ontario, Canada on 21/22 March.

The purpose of the visit is to provide detailed presentations on its North American activities - being Bruce Power in Canada and AmerGen, British Energy's 50:50 joint venture with Exelon, in the USA. British Energy has an interest in 5.4 GW of nuclear plant in the USA and Canada with the potential of a further 1.5 GW.

The presentations will focus on the Bruce Power and AmerGen businesses, the key operating features and historic performance of the reactors, the plans to improve performance and to restart two of the Bruce A reactors, the respective electricity markets and offtake arrangements.

At the start of the visit British Energy will hold its PreClose Presentation and Teleconference. A trading update of British Energy's performance for the financial year ended 31 March 2002 will be released on Thursday 21 March at 11.30am (UK time). This will be followed by a teleconference at 2pm (UK time).

The Company's Preliminary results are due to be released on Wednesday, 15 May 2002.

Full details of the presentations will be found on British Energy's website: www.british-energy.com.

Note:

Please note that the PreClose teleconference will start at 1400 hours (UK time) on Thursday 21 March for one hour. If you would like to link into this, please dial +44 (0) 208 896 4300 and quote pin number 324 043. If you are unable to listen in at this time, the teleconference replay will be available until Thursday 28 March, by dialling +44 (0) 1296 618 700 and quoting pin number 797 274.

END

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Friday, 15 March 2002 12:18:27
ENDS [nRNSO0411T]

RNS Number:0419T
British Energy PLC
15 March 2002

British Energy plc

2001/02 Preliminary Results

British Energy will announce the Preliminary Results for twelve months ended 31 March 2002 on Wednesday 15 May 2002, including an analyst briefing at 9am.

Key dates following the presentation of the preliminary results are:

16 July 2002	Annual General Meeting

Ordinary Shares:

12 June 2002	Ex-dividend Date
14 June 2002	Record Date
26 July 2002	Payment Date

ADR Holders:

12 June 2002	Ex-dividend Date
14 June 2002	Record Date
02 August 2002	Payment Date

A Shares

3 July 2002	Ex-dividend Date for 'A' Shares Continuing Dividend
5 July 2002	Record Date
12 August 2002	Payment Date

Further Information:

Paul Heward	Investor Relations	Ph: 44 (0) 1355 262 201
Robert Armour	Company Secretary	Ph: 44 (0) 1355 594 020

END

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Friday, 15 March 2002 12:23:53
ENDS [nRNSO0419T]

RNS Number:3043T
British Energy PLC
20 March 2002

STOCK EXCHANGE ANNOUNCEMENT/PRESS RELEASE

20th March 2002

BOARD CHANGES - BRITISH ENERGY

Abbey National Chief Executive joins British Energy as Non Executive Director

British Energy announced today that Ian Harley, Chief Executive of Abbey National plc, has been appointed a Non-Executive Director of the company with effect from 1st June 2002.

Ian joined Abbey National in 1977 and was appointed Finance Director in 1993 and Chief Executive in March 1998.

Robin Jeffrey, Executive Chairman of British Energy said, "Ian joins British Energy at an important time for our company. He brings a wealth of international finance experience and strengthens further our top team. I am delighted to welcome Ian to the British Energy board".

Ian Harley said, "I am delighted to be joining the board of British Energy, which I feel is destined to become one of the world's leading nuclear energy companies. I hope I can contribute to its success".

Ian's appointment follows hard on the heels of Clare Spottiswoode who was appointed a Non-Executive Director of British Energy at the end of last year.

These two appointments have been made as Peter Stevenson and Julia Walsh will be standing down from the Board at this year's Company Annual General Meeting, by which time they will each have completed two terms as Non-Executive Directors of the Company.

Contacts: Doug McRoberts (media) 01355 594040
David Wallace (media) 01355 262574
Paul Heward (investor relations) 01355 262201
Ken Cronin (investor relations) 01355 262202

Notes to editors:

Ian Harley

Ian Harley is a Fellow of the Institute of Chartered Accountants in England and Wales, a member of the Institute of Chartered Accountants of Scotland, and a Fellow and President of the Chartered Institute of Bankers.

Executive Directors

In September last year, new executive director appointments were made to the British Energy board including Keith Lough as Finance Director, Duncan Hawthorne, Chief Executive of Bruce Power and President of AmerGen, and David Gilchrist, MD of British Energy Generation.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Wednesday, 20 March 2002 16:44:28
ENDS [nRNST3043T]

RNS Number:3480T
British Energy PLC
21 March 2002

British Energy Pre-Close Trading Statement

Thursday 21 March 2002

British Energy is giving a Business Update Teleconference to Investors and Analysts today at 2pm (UK GMT), ahead of the end of its financial year on 31 March 2002. British Energy will announce its Preliminary Results for the financial year, on 15 May 2002.

REVIEW OF YEAR ENDING 31 MARCH 2002

The Company expects that its full year profits before tax will be broadly in line with current market consensus forecasts - see note at the end of the announcement.

Conditions in the UK remain very challenging due to lower power prices and, as a result, the UK nuclear generation business is loss making. However, the Company's North American operations, Bruce Power in Canada and AmerGen in the USA, are performing well.

UK - Nuclear Business

In the 11 months ended 28 February 2002, output was 62.9 TWh, up 9% year on year. Full year output is expected to be c67.5TWh.

The Company continues to make significant progress in reducing its cost base. Cost reductions for the full year are expected to be in the region of £50M, this is in addition to the £63m we saved last year.

Drawing on WANO expertise, we are implementing a programme to improve the reliability of our operations and standardise practices across our power stations.

UK - Trading

It is expected that achieved prices for the full year will have declined by 9% to circa £20.40/MWh. We continue to achieve a premium of £1.00 over market through a combination of trading expertise, efficient balancing, value in long-term contracts and direct sales growth.

Our direct sales business, which is consistently ranked highest for customer service, has grown substantially, now having annual volumes of c18TWh - equivalent to almost a third of our total output in England and Wales.

Canada - Bruce Power

The full year profit contribution from British Energy's 82.4% interest in Bruce Power is expected to be higher than the first half contribution of £40M due to a shorter planned outage on Unit 5 and higher than expected capacity factor.

In calendar year 2001 Units 6 and 7 were among the top performing reactors in the world with capacity factors of 99% and 100%. The programmes to achieve higher availability and to reduce operating costs at Bruce B are well on track as are the plans to restart two of Bruce A's reactors by no later than summer 2003.

USA - AmerGen

AmerGen delivered an operating profit contribution of £47M in the first half. The contribution for the full year is expected to be lower as a result of an extension of the planned outage at TMI-1 due to a turbine replacement which will enable the plant to achieve higher capacity factors in the future. The other two Stations - Clinton and Oyster Creek - both performed well achieving capacity factors of 97% and 95% for the 11 months to the end of February.

The overall contribution from North America for the full year after corporate charges will be in the region of £75m.

REVIEW OF ASSET VALUES AND PROVISIONS

Due to the substantial reductions in UK electricity prices, British Energy announces today that it is making a number of adjustments which will be reflected in the balance sheet at the year end. The adjustments include the partial writedown of the Eggboroug+h Coal Fired Power Station and provisions for pre-NETA out of market financial trading contracts. These adjustments are subject to audit. There are no further out of market contracts of this nature.

The total amount of the proposed writedown and provisions will be in the region of £430M detailed as follows:

	£M
Reduction in carrying value of Eggborough	(300)
Increase in provisions for trading contracts	(200)
Reduction in deferred tax liability	70
Total reduction in shareholders' funds	(430)

OUTLOOK 2002/03 AND BEYOND

Results from North America for the next two years will be substantially higher than previously expected and reflect excellent performances to date which have allowed us to remove some of the contingencies previously in our business plans

British Energy expects to receive an average contribution of £20m per reactor for its four operational Bruce B reactors in 2002/03 bringing forward our plans by a year. With the restart of the two Bruce A units in Summer 2003 we expect the average annual contribution to increase to £25m per reactor for each of the six reactors.

We are confident that AmerGen's average annual contributions will exceed our previous estimates of £10m per reactor over the next two years.

In the UK we continue to focus on improving nuclear output and operating costs. In 2002/03 despite three more statutory outages we plan to maintain our performance achieving nuclear output of c67.5TWh with a cost per unit of c1.7p/KWh. In 2003/04 we intend to deliver higher sustainable output of c70TWh and unit costs of c1.6p/KWh.

In recent weeks forward annual baseload prices in the UK have traded around £16/MWh. Although substantially volume hedged for 2002/03, part of our contract portfolio is indexed to market prices and therefore is exposed to recent lower prices.

Market prices for summer 2002 baseload electricity have traded at levels below the avoidable costs of UK generators. This reflects an unsustainable structural problem in the UK wholesale electricity market.

The Company remains confident that its strategy in both the UK and North America is the right one and will deliver further improvements to both output and costs.

Note:

The market consensus figure referred to earlier in this announcement is based on forecasts of profits before tax figures provided to British Energy from 14 UK equity analysts in March 2002 and range from a profit before tax of £2M to a profit before tax of £67M, with an average of c£32M.

For the avoidance of doubt the achieved prices indicated in this announcement are inclusive of all balancing, system and transmission charges.

Further Information

Doug McRoberts	013552 64040	(Media Enquiries)
Bob Fenton	013552 62846	(Media Enquiries)
Paul Heward	013552 62201	(Investor Relations)
Ken Cronin	013552 62202	(Investor Relations)

Find this News Release and presentation slides on our web-site: www.british-energy.com

Information Regarding Forward-Looking Statements

This report contains certain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act 1934. Such forward-looking statements include, among others, statements concerning the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations, our expectations as to the growth of our business, our expectations with regard to our future investments in energy related projects in the UK and internationally and other statements of expectation, belief, future plans and strategies, and other matters that are not historical facts concerning our business operations, financial condition and results of operations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbour provision referred to above.

END

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Thursday, 21 March 2002 12:30:19
ENDS [nRNSU3480T]

RNS Number:5193T
British Energy PLC
25 March 2002

TO: COMPANY ANNOUNCEMENTS OFFICE

DATED: 22 MARCH 2002

Please find detailed below further details on the appointment of Ms Clare Spottiswoode to the British Energy Plc board.

I would confirm that there is no information to be disclosed in relation to Rule 16.4 and paragraph 6.5.2

Ms Spottiswoode's current directorships are detailed below

FROM: MALCOLM SINCLAIR,
BRITISH ENERGY PLC

Ms Clare Mary Joan Spottiswoode CBE

Current Directorships

Company Name	Title	Appointment	Cessation
Advanced Technology (UK) Plc	Director		
British Energy Plc	Non Executive Director	01-Dec-2001	
Caminus Corp	Director		
Economatters Ltd	Director		
Gerrard Energy Venturs	Director		
Homebill Ltd	Director		

Past Directorships

Company Name	Title	Appointment	Cessation
Booker Plc	Director		
Buyenergyonline.com Ltd	Director		31-Dec-2001
H2GO Ltd	Director		

END
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Tuesday, 26 March 2002 15:20:05
ENDS [nRNSZ5193T]

RNS Number:7065T
British Energy PLC
27 March 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

British Energy plc

2) Name of shareholder having a major interest

Legal and General Investment Management

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

44 28/43p ordinary shares

10) Date of transaction

22 March 2002

11) Date company informed

26 March 2002

12) Total holding following this notification

18,722,171

13) Total percentage holding of issued class following this notification

3.01%

14) Any additional information

15) Name of contact and telephone number for queries

Robert Armour 01355 594 020

16) Name and signature of authorised company official responsible for making this notification

Ken Cronin

Date of notification ....27 March......2002.....

END

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Wednesday, 27 March 2002 15:53:27
ENDS [nRNSa7065T]

RNS Number:7072T
British Energy PLC
27 March 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
British Energy plc

2) Name of shareholder having a major interest

The Royal Bank of Scotland Group plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5) Number of shares/amount of stock acquired
n/a

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security
44 28/43p ordinary shares

10) Date of transaction
26 March 2002

11) Date company informed
27 March 2002

12) Total holding following this notification
24,260,444

13) Total percentage holding of issued class following this notification
3.91%

14) Any additional information

15) Name of contact and telephone number for queries
Robert Armour 01355 594 020

16) Name and signature of authorised company official responsible for making this notification

Ken Cronin

Date of notification ....27 March......2002.....

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEALDXASSAEFE

Wednesday, 27 March 2002 15:57:03
ENDS [nRNSa7072T]

RNS Number:1648U
British Energy PLC
8 April 2002

8 APRIL 2002

BRITISH ENERGY NUCLEAR GENERATION - OUTPUT STATEMENT

A summary of net output from British Energy's nuclear power stations in March is given in the table below, together with comparative data for the previous financial year:-

	2000/01		2001/02	
	March	Year to Date	March	Year to Date
STATION	TWh	TWh	TWh	TWh
Hinkley Point B	0.85	8.23	0.60	8.98
Hunterston B	0.43	6.43	0.88	9.85
Dungeness B	0.29	3.66	0.13	5.25
Heysham 1	0.83	8.92	0.63	8.11
Hartlepool	0.86	9.09	0.75	8.83
Torness	0.62	7.71	0.71	8.30
Heysham 2	0.92	10.05	0.90	9.03
Sizewell B	0.88	8.43	0.88	9.22
Total Output (NETA basis)	5.68	62.53	5.48	67.57
Load Factor	80%	75%	77%	81%
Total Output	5.77	63.53	5.57	68.49

(pre-NETA basis)

Total year end output of 67.57 represents a year on year increase of 8% and is the second highest total produced by the UK nuclear fleet.

Planned Outages

- A refuelling outage was carried out on one unit at Dungeness B, Hartlepool and Heysham 1.
- Low load refuelling was carried out on both reactors at Torness and on one reactor at Heysham 2 and Hunterston B.

Unplanned Outages

- One unit at Dungeness B is on outage for repairs to the main boiler feed pump as previously reported.

Contact:

Doug McRoberts	013555 94040	(Media Enquiries)
David Wallace	013552 62846	(Media Enquiries)
Paul Heward	013552 62201	(Investor Relations)
Ken Cronin	013552 62202	(Investor Relations)

Find this News Release on our web-site: www.british-energy.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Monday, 8 April 2002 11:06:01
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